BofA Securities, Inc.
One Bryant Park
New York, New York 10036

November 29, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Geoff Kruczek

Re:
PROOF Acquisition Corp I
Registration Statement on Form S-1
File No. 333-261015

Withdrawal and Resubmission of Acceleration Request
Requested Date: November 30, 2021
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

We refer to (i) the registration statement on Form S-1 (File No. 333-261015) (as amended, the “Registration Statement”) of PROOF Acquisition Corp I (the “Company”) and (ii) our letter to you dated November 24, 2021 (the “Prior Acceleration Request”), in which we joined in the request of the Company to accelerate the effective date of the Registration Statement to 4:00 p.m., Eastern Time, on November 29, 2021, or such later time as the Company or its outside counsel, Steptoe & Johnson LLP, may request.  We hereby withdraw the Prior Acceleration Request.

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the underwriters, hereby join in the request of the Company for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on November 30, 2021, or at such later time or date as the Company or its outside counsel, Steptoe & Johnson LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.
as representative of the underwriters

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director